Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	September 6, 2012 NR#12-20

MAG SILVER PROVIDES UPDATE ON
JOSE MANTO-BRIDGE ZONE DEFINITION DRILLING

CM12-430: 84 g/t (2.4 opt) silver with 1.6% lead and 11.0% zinc over 11.79 metres.
Including: 160 g/t (4.7 opt) silver with 3.2% lead and 12.1% zinc over 5.87 metres.
Including: 258 g/t (7.5 opt) silver with 7.1% lead and 25.9% zinc over 2.54 metres.

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG”) is pleased to announce results from continued definition drilling of the Jose Manto-Bridge Zone on its 100% owned Cinco de Mayo Property in northern Chihuahua, Mexico. Note that these results are not in follow up to the newly discovered Pegaso zone (see Press Release dated July 18, 2012).  The best intercepts are:  Hole 430, on the 383 Section at the northwest end of the Bridge Zone, which reported 84 grams per tonne (“g/t”) (2.4 ounces per ton (“opt”)) silver with 1.6% lead and 11.0% zinc over 11.79 metres; including: 160 g/t (4.7 opt) silver with 3.2% lead and 12% zinc over 5.87 metres; including: 2.54 metres that grades 258 g/t (7.5 opt) silver with 7.1% lead and 25.9% zinc; and Hole 418, on the 382 Section at the southeast end of the Bridge Zone which reported 131 g/t (3.8 opt) silver with 4.6% lead and 6.8% zinc over 9.17 metres; including: 2.70 metres that grades 256 g/t (7.5 opt) silver with 6.8% lead and 8.0% zinc.

Drilling has progressed northwest and southeast from previously announced sections (see Figure 1 and Press Releases of November 28, 2011, March 22, 2012, and May 17, 2012) with holes being drilled to intersect the manto about every 50 metres down-dip on sections spaced 250 m apart. The results demonstrate vertical continuity from between 125 and 450 metres depth and lateral continuity for over 4,000 metres throughout the zone.

Mineralization remains open in several directions and is now known to span the overlap zone between the Jose Manto and Bridge Zones.   Notably, mineralization in the overlap zone appears to arc downwards towards Hole 431, the 61 metre massive sulphide discovery intercept for the Pegaso Zone reported recently (see Press Release of July 18,  2012 and Figure 2).  This indicates a probable overall vertical extent to mineralization of nearly 900 metres.  The near-surface Bridge Zone and Jose Manto mineralization appears higher in silver and lead than the deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  This vertical zonation is typical of CRD systems throughout Mexico and the world. A number of Mexican CRD mines extend to depths of well over 1,000 metres.

“We are pleased to be able to continue fleshing out the strong silver-lead-zinc mineralization of the Bridge Zone and connect it to the Jose Manto and the deep Pegaso Zone”, said Dan MacInnis, MAG Silver President and CEO.  “We believe we now have enough drilling density on these two zones to support resource calculations for each and expect to have a resource study prepared by Q4.  In the meantime we are pursuing a 2D and 3D seismic survey to guide drilling of the deep Pegaso Zone and potentially forge the link between all three of these zones.”

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Drilling Details
Assays have been received for twenty-five holes completed since the Press Release of May 17, 2012.  Of these, eighteen hit significant sulphide mineralization in the Bridge Zone; four appear to have passed above or below the mineralized interval along each section (see Table 1 below).  As is typical of the Bridge Zone, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness, often with unmineralized limestone separating massive sulphide zones. All holes reported were drilled at -70 degrees inclination and intercepts appear to be close to true width (see Figures 3 and 4 below).  The remaining six holes were exploration and deep holes, five of which hit mineralization.

Drilling has now spanned the gap between the Bridge Zone and Jose Manto with several holes (383; 411; 426, 427 and 428) apparently cutting mineralization in both fault slices (see Figure 4 and Long Section).  Combining these results with those announced previously (see Press Releases of November 28, 2011, March 22, 2012, and May 17, 2012); mineralization in the Bridge Zone has now been defined on 50 metre centres on sections spaced 250 metres apart for 1200 metres along strike.  Less tightly constrained drilling to the northwest and southeast past Cinco Ridge extends this to 1850 metres; adding the Jose Manto brings the total to 4000 metres.  Bridge Zone mineralization continues to pinch and swell with vertical and lateral variations in manto width, thickness and composition. Down-dip extent of continuous Bridge Zone mineralization ranges from 125 to 480 metres with several of the narrower sections remaining open to depth or above. Thickness ranges from 1 to 16 metres, largely depending on spacing between massive sulfide layers.  Mineralization continues to show evidence for multi-stage development, with distinct compositional differences between pulses and an increase in complexity with depth.

Table 1:  Assay Results Jose Manto – Bridge Zone – Cinco Ridge Mineralized Corridor
Section 382
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-414	296.54	297.46	0.92	0.15	186	1.25	0.86	2.11
CM12-418	183.30	184.45	1.15	0.33	83	0.71	0.92	1.64
and	260.30	269.47	9.17	0.04	131	4.58	6.84	11.42
including	260.30	263.00	2.70	0.08	256	6.82	8.01	14.83
including	262.18	263.00	0.82	0.02	668	16.00	9.51	25.51
including	267.25	269.47	2.22	0.06	212	10.38	18.04	28.42
and	282.09	285.53	3.44	0.08	93	2.82	4.81	7.62
including	282.09	282.96	0.87	0.01	273	9.83	16.60	26.43
and	298.50	298.90	0.40	0.06	342	10.65	7.27	17.92
and	306.35	308.07	1.72	0.11	76	0.83	1.85	2.68
and	311.17	312.25	1.08	0.14	110	0.70	1.54	2.25
CM12-421	390.14	391.25	1.11	0.02	2640	0.01	0.02	0.02
and	520.55	521.70	1.15	0.00	14	1.06	6.04	7.10
CM12-425	212.11	212.49	0.38	0.55	21	2.04	5.15	7.19
CM12-434	200.22	202.65	2.43	0.30	262	3.17	1.53	4.69
and	468.29	468.78	0.49	0.04	136	0.10	0.19	0.29

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Section 381
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-412	310.36	310.67	0.31	0.12	61	0.68	0.58	1.26
CM12-416	218.38	218.78	0.40	0.18	269	14.55	5.56	20.11
and	232.13	234.90	2.77	0.05	212	1.79	3.52	5.31
CM12-417	264.62	269.53	4.91	0.01	54	2.15	1.38	3.53
including	264.62	265.35	0.73	0.03	294	13.07	7.85	20.92
and	285.28	288.18	2.90	0.00	70	0.30	8.03	8.33
including	285.28	286.80	1.52	0.00	123	0.16	15.09	15.25
and	291.66	292.08	0.42	0.07	117	4.16	1.70	5.86
CM12-422	428.42	428.63	0.21	0.02	14	0.04	2.74	2.78

Section 380
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-419*	206.10	209.05	2.95	0.01	24	0.06	5.94	6.00
including	206.10	206.62	0.52	0.02	45	0.16	19.05	19.21
including	208.36	209.05	0.69	0.00	65	0.12	9.56	9.67
CM12-433	575.34	579.42	4.08	0.17	92	2.95	2.68	5.63
including	575.34	577.82	2.48	0.18	122	3.94	2.93	6.86
and	878.00	894.00	16.00	0.71	27	0.08	1.22	1.30
including	880.40	881.00	0.60	1.44	136	0.37	6.74	7.11
and	887.95	889.20	1.25	3.47	7	0.04	0.14	0.18
and	912.65	913.30	0.65	0.07	532	2.82	0.77	3.59
* 419 was drilled parallel to bedding to test for differently oriented mineralization

Section 377
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-432	496.11	503.65	7.54	0.18	80	1.93	2.03	3.96
including	497.51	499.02	1.51	0.41	305	6.89	4.09	10.98
including	497.51	498.00	0.49	0.86	761	15.40	7.52	22.92
and	513.14	516.20	3.06	0.18	68	3.19	6.17	9.36
including	515.11	516.20	1.09	0.23	165	8.26	16.14	24.40

Section 406
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-415	306.80	311.05	4.25	0.07	127	1.88	0.23	2.10
or	309.10	319.85	10.75	0.11	75	1.54	3.31	4.85
including	316.80	319.85	3.05	0.23	161	4.06	10.85	14.91
and	347.75	348.37	0.62	0.02	89	0.16	12.64	12.80

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and	397.00	400.27	3.27	0.10	99	1.77	12.35	14.12
including	397.00	399.05	2.05	0.06	112	1.91	18.38	20.29
CM12-424	399.90	403.95	4.05	0.18	123	1.17	2.12	3.29
including	403.50	403.95	0.45	0.43	177	4.41	11.30	15.71
and	454.05	459.65	5.60	0.09	120	4.42	4.07	8.49
including	454.05	454.78	0.73	0.26	264	11.09	3.10	14.19
including	457.70	459.65	1.95	0.04	207	7.55	9.44	16.99
and	481.00	488.75	7.75	0.06	141	3.82	5.43	9.25
including	486.30	488.75	2.45	0.15	356	8.48	12.98	21.46
including	487.40	488.37	0.97	0.14	615	13.75	11.32	25.06
CM12-427	375.54	375.90	0.36	0.10	51	1.38	3.56	4.94
and	432.82	437.15	4.33	0.16	68	2.10	5.66	7.76
including	432.82	434.75	1.93	0.24	128	4.15	12.14	16.29
including	434.06	434.75	0.69	0.60	310	9.78	29.40	39.18
and	555.54	556.30	0.76	0.52	354	6.59	13.12	19.71
CM12-429	513.10	514.20	1.10	0.14	442	13.86	4.31	18.17
including	513.93	514.20	0.27	0.44	1195	35.73	11.45	47.18
CM12-437	55.55	58.27	2.72	0.29	127	1.28	0.28	1.55
including	55.55	56.95	1.40	0.43	203	1.63	0.42	2.05
and	74.18	74.95	0.77	0.24	163	2.76	3.30	6.06
and	104.77	107.97	3.20	0.03	8	0.11	1.35	1.45
and	118.78	121.04	2.26	0.00	4	0.19	1.18	1.37
and	131.30	132.10	0.80	0.13	93	0.47	0.33	0.80
and	199.13	200.70	1.57	0.04	27	1.12	4.05	5.17

Section 383
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
CM12-426	261.85	262.83	0.98	0.02	56	2.44	7.70	10.14
and	395.10	395.95	0.85	0.05	367	1.65	1.23	2.87
CM12-430	354.13	365.92	11.79	0.11	84	1.59	10.96	12.55
including	354.13	360.00	5.87	0.09	160	3.18	12.06	15.24
including	357.46	360.00	2.54	0.11	258	7.10	25.92	33.02
and	362.71	365.92	3.21	0.24	15	0.02	18.12	18.15
and	435.53	438.91	3.38	0.02	51	0.69	1.74	2.43
including	436.63	438.08	1.45	0.04	96	0.68	2.70	3.38
and	458.38	461.49	3.11	0.17	59	1.23	0.45	1.69
and	464.45	473.62	9.17	0.07	61	1.36	1.68	3.04
including	464.45	466.97	2.52	0.07	123	2.97	3.27	6.24
including	464.45	465.74	1.29	0.12	179	3.95	6.07	10.02

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Deep
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
JM12-420	99.37	101.95	2.58	0.03	61	0.34	0.02	0.36
and	259.20	260.53	1.33	0.03	122	2.77	2.64	5.41
and	568.33	570.09	1.76	0.07	102	0.46	0.51	0.97
JM12-423	569.52	570.93	1.41	3.63	114	1.33	5.81	7.15
and	601.41	602.24	0.83	0.01	178	2.61	13.60	16.21
and	643.66	644.42	0.76	2.08	214	1.68	2.32	4.00
and	683.60	683.89	0.29	1.10	96	1.32	1.99	3.31
CM12-428	678.78	680.60	1.82	0.08	127	0.70	6.35	7.05
including	679.50	679.73	0.23	0.13	549	3.03	9.59	12.62
and	717.60	719.63	2.03	0.06	17	0.09	4.53	4.62
including	719.21	719.63	0.42	0.29	38	0.06	17.45	17.51
and	798.90	800.20	1.30	0.02	87	0.36	10.29	10.65
including	799.15	799.90	0.75	0.03	131	0.55	14.30	14.85
CM12-435	811.24	812.20	0.96	0.31	206	2.99	3.65	6.64
and	1054.61	1057.66	3.05	0.01	1	0.00	3.57	3.58
and	1072.90	1083.56	10.66	0.00	0	0.00	1.74	1.75
and	1086.44	1087.82	1.38	0.01	0	0.00	9.05	9.06
and	1091.58	1092.82	1.24	0.00	1	0.01	2.35	2.36
and	1114.97	1127.76	12.79	0.02	2	0.01	3.52	3.53
including	1115.97	1116.60	0.63	0.09	2	0.01	13.45	13.46
including	1118.62	1120.47	1.85	0.04	5	0.02	8.66	8.67
and	1177.02	1178.49	1.47	0.00	2	0.02	2.48	2.50
CM12-436	In Progress

Exploration
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
JM12-410	254.60	255.89	1.29	0.20	98	2.29	7.52	9.80
CM12-413	NSR

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Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp.
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements. Forward-looking statements are often, but not

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always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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Figure 1:  Plan map showing location of drillholes and surface projection of mineralization in the Bridge Zone and Jose Manto

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Figure 2:  Longitudinal Section:  Long section with the Bridge Zone and Jose Manto projected to the same plane.  Note that the Pegaso Zone intercept in Hole 431 lies 10 to 90 metres behind the shallower mineralization.

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Figure 3:  Cross-Section: Section along Pegaso Zone discovery hole 431 with Bridge Zone and Jose Manto projected into the overlap zone.

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Figure 4:  Cross Section 406
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